FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

29 September 2015

HSBC HOLDINGS PLC

ISSUANCE OF PERPETUAL SUBORDINATED CONTINGENT CONVERTIBLE SECURITIES

Reference is made to the announcement dated 28 September 2015 (the "Announcement") made by HSBC Holdings plc (the "Company"). Unless otherwise defined in this announcement, capitalised terms used herein shall have the same meanings given to them in the Announcement.

The Company is pleased to announce that all of the conditions precedent under the Subscription Agreement have been satisfied (or where permitted, waived) and EUR1,000,000,000 6.00% Perpetual Subordinated Contingent Convertible Securities (ISIN XS1298431104) (the "Securities") were issued on 29 September 2015 in accordance with the terms of such agreements.

Application has been made for the Securities to be admitted to listing on the Official List of the Irish Stock Exchange and to trading on its Global Exchange Market.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Enquiries:

Investor enquiries to:
Nick Turnor Head of Debt Investor Relations	+44 (0) 20 7992 5501	nick.turnor@hsbc.com
Media enquiries to:
Heidi Ashley	+44 (0) 20 7992 2045	heidi.ashley@hsbc.com

Disclaimers
The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements under the Securities Act.

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,100 offices in 72 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,572bn at 30 June 2015, HSBC is one of the world's largest banking and financial services organisations.

The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Douglas Flint, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Safra Catz†, Laura Cha†, Lord Evans of Weardale†, Joachim Faber†, Rona Fairhead†, Sam Laidlaw†, Irene Lee†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, Sir Simon Robertson†, Jonathan Symonds† and Pauline van Der Meer Mohr†.
† Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                       Date: 29 September 2015